

February 18, 2015

Via E-mail
Robert J. Wessels
Aina Le'a, Inc.
69-201 Waikaloa Beach Drive, #2617
Waikaloa, Hawaii 96738

> **Re:** **Aina Le'a, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2015**
> **File No. 333-201722**

Dear Mr. Wessels:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated November 24, 2014. Please explain to us the utility and purpose of the second Trust and why ULF investors must wait to convey their interest to the second Trust instead of the first Trust.

2. Please also explain what triggers the obligation of each investor to convey his/her interest to a land trust in exchange for a beneficial interest in the applicable Trust and when the exchange is expected to occur.

3. We note your response to comment 3 in our letter dated November 24, 2014. Please describe in more detail your reliance on Regulation S for the issuance of the ULFs. For example, please explain to us why you believe that there were no directed selling efforts in the U.S. In addition, please expand your analysis to describe the basis for your statement that there was "no risk of the ULFs flowing back to the United States." If you relied on the issuer safe harbor under Regulation S, please describe your compliance with the relevant category.

Prospectus Summary, page 1

4. We note your response to comment 7 in our letter dated November 24, 2014. Please include similar disclosure regarding the amounts of penalty interest paid and accrued to date in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 37

5. We note your response to comment 11 in our letter dated November 24, 2014 and your revisions to your filing. It appears that you have removed the interest rate for your $14 million revolving construction loan, please revise to reinsert the interest rate or confirm that this information is not yet known.

6. We note your disclosure of a $9 million convertible loan. To the extent that any relevant terms of the $9 million convertible loan are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates, conversion terms and any other material terms.

Principal Stockholders, page 63

7. We note your response to comment 13 in our letter dated November 24, 2014. Please revise your table to show that Mr. Wessels is the beneficial owner of the shares owned by Relco Corp. For example, in Mr. Wessels' row of the table, please include the aggregate amount of shares that he owns, which includes the shares owned by Relco. According to your disclosure, that aggregate amount should be 283,972. Please make similar changes for the beneficial ownership attributed to Mr. Bernstein.

Exhibits

8. Please revise your filing to include a consent from Macias Gini & O'Connell LLP.

9. Please file the Equity Agreement with Shanghai Zhongyou as an exhibit to your registration statement under Item 601(b)(10) of Regulation S-K or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Raymond A. Lee, Esq.